UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  SCHEDULE 13G

                   Under the Securities Exchange Act of 1934
                                (Amendment No.)*

                              THE ANDERSONS, INC.
                                (Name of Issuer)

                                 COMMON STOCK
                         (Title of Class of Securities)

                                   034164103
                                 (CUSIP Number)

*The remainder of this cover shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsquenent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.  NAME OF REPORTING PERSON
    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          BERNO, GAMBAL & BARBEE, INC.
          54-1712996

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                    (a)
                                                                         (b) X

3.  SEC USE ONLY

4.  CITIZENSHIP OR PLACE OF ORGANIZATION
          U.S., a Delaware corporation

NUMBER OF                5.  SOLE VOTING POWER                          200,100
SHARES
BENEFICIALLY             6.  SHARED VOTING POWER                           0
OWNED BY
EACH                     7.  SOLE DISPOSITIVE POWER                     414,960
REPORTING PERSON
WITH                     8. SHARED DISPOSITIVE POWER                       0

9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       414,960

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]


11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
       5.8%

12.   TYPE OF REPORTING PERSON
        IA

Cusip No. 034164103                13G                       Page 2 of 3 Pages

Schedule 13G Additional Information

Item #
1. (a)  Name of Issuer:
          THE ANDERSONS, INC.

   (b)  Address of Issuer's Principal Executive Offices:
          480 W DUSSEL DR
          MAUMEE, OH  43537

2. (a)  Name of Person Filing:
          BERNO, GAMBAL & BARBEE, INC.

   (b)  Address of Principal Business Office for Each of the Above:
          1100 NORTH GLEBE ROAD, SUITE 1040
          ARLINGTON, VA  22201

   (c)  Citizenship:
          U.S., a Delaware corporation

   (d)  Title of  Class of  Securities:
          COMMON STOCK

   (e)  CUSIP Number:
          034164103

3. This statement is filed pursuant to Rule 13d-1(b), or 13d-2(b). The person filing is a:
   (a) [ ]  Broker or Dealer registered under Section 15 of the Act
   (b) [ ]  Bank as defined in section 3(a)(6) of the Act
   (c) [ ]  Insurance Company as defined in section 3(a)(19) of the Act
   (d) [ ] Investment Company registered under section 8 of the Investment Company Act
   (e) [x] Investment Adviser registered under section 203 of the Investment Advisers Act of 1940
   (f) [ ] Employee Benefit Plan, Pension Fund which is subject to the provsions of the Employee Retirement Income Security Act of 1974 or Endowment Fund
   (g) [ ] Parent Holding Company, in accordance with 240.13d-1(b)(ii)(G) (Note: See Item 7)
   (h) [ ]  Group, in accordance with 240.13d-1(b)(1)(ii)(H)

4. Ownership:
   (a) Amount Beneficially Owned:                                     414,960
   (b) Percent of Class:                                                 5.8%
   (c) Number of shares as to which such person has:
       (i)   sole power to vote or to direct the vote                 200,100
       (ii)  shared power to vote or to direct the vote                     -
       (iii) sole power to dispose or to direct the disposition of    414,960
       (iv)  shared power to dispose or to direct the disposition of        -

5. Ownership of Five Percent or Less of a Class:
          N/A

CUSIP NO. 034164103               13G                      Page 3 of 3 Pages


Schedule 13G Additional Information  (continued)

Item #
6. Ownership of More than Five Percent on Behalf of Another Person:

         The securities referred to in this Schedule are held for the accounts of clients of the Adviser, who have the right to receive dividends from and the proceeds of the sale of such securities. No such person's rights, however, relate to more than 5% of the class.

7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:
          N/A

8. Identification and Classification of Members of the Group:
          N/A

9. Notice of Dissolution of  Group:
          N/A

10. Certification:

          By signing below, the undersigned certify that, to the best of their knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:     FEBRUARY 11, 2002


Signature: By /s/ William S. Berno
              --------------------
           WILLIAM S. BERNO
           MANAGING DIRECTOR
           BERNO, GAMBAL & BARBEE, INC.